FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No        X

Banco Santander, S.A.

Item

1	Material Fact dated July 27, 2017

Item 1

MATERIAL FACT

In accordance with the provisions of the offering circulars dated 6 March 2014, 5 May 2014, 3 September 2014 and 19 April 2017 concerning, respectively, the issuances of contingent convertible preferred obligations with ISIN codes XS1043535092, XS1066553329, XS1107291541 and XS1602466424, and in light of the capital increase of Banco Santander, S.A. (“Banco Santander”) with pre-emptive rights for its shareholders, announced by filing a material fact on 3 July and for which the subscription period has begun on 6 July, Banco Santander announces the amendment of the floor price for each of these issuances in application of the anti-dilution measures established in the abovementioned offering circulars.

The new floor prices for the purpose of the conversion have been set as follows:

-    EUR 4.23 for the issuance with ISIN XS1043535092 (previously EUR 4.34).

-    USD 6.395 for the issuance with ISIN XS1066553329 (previously USD 6.556).

-    EUR 4.88 for the issuance with ISIN XS1107291541 (previously EUR 5.01).

-    EUR 3.560 for the issuance with ISIN XS1602466424 (previously EUR 3.621).

Boadilla del Monte (Madrid), 27 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 27, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer